Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET ANNOUNCES $5 MILLION BOND REDEMPTION FOR 11.25% CONVERTIBLE SECURED NOTES DUE 2023

HOUSTON, May 25, 2010 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today announced it intends to redeem $5 million in principal of its 11.25% Convertible Secured Notes due 2023 on July 9, 2010.

ExpressJet provided notice of the redemption to The Bank of New York Mellon Trust Company, N.A, the trustee under the indenture governing the notes, on May 25, 2010 and the record date for the transaction will be June 4, 2010. In accordance with the terms of the indenture, the notes will be redeemed in cash for a redemption price representing a redemption price of 100 percent of the aggregate principal amount of the redeemed notes, together with accrued and unpaid interest on the notes up to but not including the redemption date. A notice of redemption will be sent to all affected holders of the notes by the trustee.

The redemption of $5 million in principal of its 11.25% Convertible Secured Notes due 2023 is part of ExpressJet's previously announced securities repurchase program and the remaining balance on the notes will be $38.6 million. This balance represents the par value due to noteholders when the notes become due August 1, 2023.

After this redemption, the remaining balance in ExpressJet's securities repurchase program will be $16.6 million. The company expects any future purchases of securities under the securities repurchase program to be made periodically in the open market or in privately negotiated transactions. This announcement is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell, with respect to any securities.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 134 scheduled destinations in North America and the Caribbean with approximately 1,200 departures per day. Operations include capacity purchase agreements for United and Continental as well as providing clients customized 50-seat charter options; and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

This release contains forward-looking statements. Statements including words such as "believes," "intends," "plans," "anticipates, "estimates," "projects," "expects" or similar expressions represent forward-looking statements that are based on the Company's expectations in light of facts known by management on the date of this release. Specifically, statements regarding the announced partial redemption of its 11.25% Convertible Secured Notes due 2023, ExpressJet's future results of operations, operating costs, business prospects, growth and capital expenditures, including plans with respect to its fleet, are forward-looking statements. The forward-looking statements in this release reflect the Company's plans, assumptions and expectations about future events and are subject to uncertainties, many of which are outside ExpressJet's control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. The five key areas of the known risks that could significantly impact the company's revenues, operating results and capacity include: operations under the Company's capacity purchase agreement with Continental Airlines, Inc. may no longer be profitable; charter operations and other aviation services may affect ExpressJet's ability to operate profitably; rising costs, a global, economic recession and the highly competitive nature of the airline industry; the profile of the Company's current shareholders; and regulations, including listing regulations for publicly traded companies, and other factors. For further discussions of these risks and others, please see the sections entitled "Risk Factors", as well as other sections, of ExpressJet's filings with the Securities and Exchange Commission. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this release. ExpressJet undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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